[redacted]

09057899

BP 3/5 *

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27663

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Ste 510
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco 412-391-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally + Co, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Ste 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 25 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARIAL SEAL
Stacey Madison
NOTARY PUBLIC
City of Pittsburgh, Allegheny County
My Commission Expires 02/07/2013

Signature

CFO

Title

Stacey Madison

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

Lally & Co.
CPAs and Business Advisors

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Mid Atlantic Financial Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of **Mid Atlantic Financial Management, Inc.**, a wholly owned subsidiary of Mid Atlantic Capital Group, Inc., as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mid Atlantic Financial Management, Inc.** as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Lally & Co., LLC

February 2, 2009

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Current Assets		
Cash	$ 68,627	$ 442,958
Accounts Receivable	50,989	71,991
Receivable from Parent Company	311,482	-
Other Current Assets	216,473	375,879
Total Current Assets	647,571	890,828
Property and Equipment - Net	-	-
Partnership Investments	76,274	425,479
Total Assets	$ 723,845	$ 1,316,307
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts Payable	$ 39,520	$ 47,174
Payable to Parent Company	-	424,480
Deferred Revenue	288,813	493,654
Other Accrued Expenses	31,649	55,707
Total Current Liabilities	359,982	1,021,015
Stockholder's Equity		
Common Stock - $1 Par Value; 100 Shares Authorized, Issued and Oustanding	100	100
Additional Paid-In Capital	628,878	628,878
Accumulated Deficit	(265,115)	(333,686)
Total Stockholder's Equity	363,863	295,292
Total Liabilities and Stockholder's Equity	$ 723,845	$ 1,316,307

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE		
Investment Advisory Fees	$ 7,734,105	$ 8,914,322
Financial Planning, Consulting, and Administrative Fees	113,731	227,496
Total Revenue	7,847,836	9,141,818
OPERATING EXPENSES		
Associated Persons and Solicitor Compensation	4,355,741	5,033,175
Investment Manager Fees	1,225,615	1,487,319
General and Administrative Expenses	2,169,019	2,434,402
Total Operating Expenses	7,750,375	8,954,896
Income From Operations	97,461	186,922
Other Income (Loss)		
Interest and Investment Income (Loss)	(28,890)	45,426
Net Income	$ 68,571	$ 232,348

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2006	$ 100	$ 628,878	$ (566,034)	$ 62,944
Net Income	-	-	232,348	232,348
Balance - December 31, 2007	100	628,878	(333,686)	295,292
Net Income	-	-	68,571	68,571
Balance - December 31, 2008	$ 100	$ 628,878	$ (265,115)	$ 363,863

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Net Income	$ 68,571	$ 232,348
Noncash Items Included in Net Income		
Depreciation	-	10,192
Investment Income	33,341	(29,038)
Changes In		
Accounts Receivable and Other Current Assets	180,408	1,669
Accounts Payable and Other Accrued Expenses	(31,712)	18,070
Deferred Revenue	(204,841)	44,488
Net Cash From Operating Activities	45,767	277,729
INVESTING ACTIVITIES		
Proceeds From Redemption of Investments	315,864	100,000
Receivable From Parent Company	(311,482)	-
Net Cash From Investing Activities	4,382	100,000
FINANCING ACTIVITIES		
Payable to Parent Company	(424,480)	(152,475)
Net Increase (Decrease) in Cash	(374,331)	225,254
Cash - Beginning	442,958	217,704
Cash - Ending	$ 68,627	$ 442,958

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Mid Atlantic Financial Management, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Pennsylvania in September 1983. The Company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (the "Parent"), a Delaware corporation.

The Company operates as an investment advisor registered with the U.S. Securities and Exchange Commission. The Company is a qualified professional asset manager (QPAM) and provides investment advice, financial planning, consulting, and administrative services primarily to individual investors located throughout the United States.

As a QPAM, the Company is required to maintain minimum capital requirements of $1 million as specified under the Investment Advisors Act of 1940 and Department of Labor Rules and Regulations. A company can satisfy the minimum capital requirement if an affiliate meets the minimum capital requirement and guarantees payment of the company's liabilities. The Company has met the minimum capital requirement through a guarantee of its liabilities by its Parent company.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. The Company's significant estimates are primarily associated with the value of its partnership investments. Actual results could vary from the estimates that were used.

Cash

The Company maintains cash balances at financial institutions located in Pennsylvania and Massachusetts. Accounts at the institutions are insured up to the federal deposit insurance limits. At certain times during the year, the Company's cash balances may exceed this limit. The Company has not experienced any losses associated with these balances.

Accounts Receivable

The Company provides an allowance for doubtful accounts. In the opinion of management, no allowance was deemed necessary at December 31, 2008 and 2007.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation

Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures that increase the economic useful lives of the assets are capitalized. General repairs and maintenance are charged to expense as incurred.

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly, but are recognized as earned on a pro rata basis. Unearned fees are included in the accompanying balance sheets under the caption "Deferred Revenue."

Associated Persons and Solicitor Compensation

Fees are paid to associated persons and solicitors based upon negotiated percentages of fees generated. Fees that have been paid, which relate to deferred revenues, are not recognized as expense until the revenue is recognized as earned. These amounts are reflected in the accompanying balance sheets under the caption "Other Current Assets." Unpaid fees due to associated persons and solicitors are reflected in the accompanying balance sheets under the caption "Other Accrued Expenses."

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an S corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

Management has elected to defer the application of FAS FIN 48, *Accounting for Uncertain Tax Positions* in accordance with FSP FIN 48-3. The Company will continue to follow FAS 5, *Accounting for Contingencies*, until it adopts FIN 48.

Reclassifications

Certain 2007 account balances were reclassified to conform to 2008 presentation.

3 – PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at December 31:

	2008	2007
Furniture	$ 30,396	$ 30,396
Artwork	22,721	22,721
	53,117	53,117
Accumulated Depreciation	(53,117)	(53,117)
	$ -	$ -

In 2007, the Company recognized write-downs of fully depreciated property and equipment that was no longer in service. The property and equipment, which had been fully depreciated, had an original cost of approximately $316,400 in 2007. The write-downs had no effect on 2007 operating results.

Depreciation expense was approximately $10,200 in 2007. There was not depreciation expense in 2008.

4 – RELATED PARTY TRANSACTIONS

Consulting Services

During 2007, the Company provided consulting services to an affiliated entity for which the Company received consulting fees of approximately $200,000. No consulting fees were received in 2008.

Management Fees

The Company has entered into an agreement with its Parent through which the Company obtains various management and advisory services. The agreement calls for annual renewal until terminated by either party. Under the terms of the agreement, the Company incurred and paid management fees expense of approximately $505,000, and $582,000 for the years ended December 31, 2008 and 2007, respectively.

Overhead and Other Costs

The Company has entered into an agreement with its Parent concerning overhead costs. A significant portion of the Company's general and administrative expense consists of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office and other expenses on behalf of itself and its various subsidiaries (the "Group"). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $1.5 million in 2008 and $1.7 million in 2007.

4 – RELATED PARTY TRANSACTIONS (CONTINUED)

Investment Advisory Fees

The Company generally charges its clients an investment advisory fee calculated at a flat percentage of assets under management. Certain of these investment advisory fees are for periodic investment monitoring and reporting services, third party investment advisory charges, and investment transaction clearing and execution charges incurred by Mid Atlantic Capital Corporation, a registered securities broker-dealer, and a wholly owned subsidiary of the Parent. These expenses have been allocated to the Company through the Parent. For the years ended December 31, 2008 and 2007, these expenses totaled approximately $125,400 and $180,700, respectively.

The Company has investments in partnerships that have been organized by the Group. The Company charges quarterly management fees to these partnerships based on each limited partner's beginning capital account for the quarter. The ownership interest in these partnerships at December 31, 2008, approximate fees charged for 2008 and 2007, and approximate annual fee percentage are detailed as follows:

Partnership Name	Ownership Interest	2008 Annual Fee Charged	2007 Annual Fee Charged	Annual Fee %
Diversified Capital Partners (DCP)	.54%	$ 65,668	$ 77,201	1.95%
Mid Atlantic Securities Partnership (MASP)	.23%	74,691	92,521	.65%
Select Opportunity Fund, LP (Select)	.20%	254,125	259,904	.90%

Partnership Investments

Partnership Investments consist of various general partner ownership interests of less than 20% in DCP, MASP, and Select which are private investment partnerships. As the general partner of these partnerships, the Company has restrictions on when its general partnership interests can be sold. These investments are carried at fair value and totaled approximately $76,300 and $425,500 at December 31, 2008 and 2007 respectively.

Amounts Receivable and Payable to Parent Company

Amounts due to the Parent company, principally resulting from allocated overhead cost charges, are reflected as current liabilities in the accompanying balance sheets. These balances are non-interest bearing and have no fixed repayment terms.

During the normal course of business the Company can advance funds to the Parent company. These balance are non-interest bearing and have no fixed repayment terms.

END